UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
      THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from _________ to __________

Commission File Number: 1-12579

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND
RETIREMENT SAVINGS PLAN

(Full title of the Plan)

OGE ENERGY CORP.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2019

i

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administration Committee of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan's auditor since 2002.

Oklahoma City, Oklahoma
June 18, 2020

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

	2019	2018
Investments at fair value	$746,893,582	$651,916,272
Non-interest bearing cash	1,416	3,197
Notes receivable from participants	12,412,740	12,508,910
Net assets available for benefits	$759,307,738	$664,428,379

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

ADDITIONS
Contributions:
Participants	$21,943,908
Company	14,259,525
Rollovers	2,350,336

Interest and dividend income	23,778,628
Interest on notes receivable from participants	674,442

Net appreciation in fair value of investments	108,321,152

Total additions	171,327,991

DEDUCTIONS
Distributions to participants	76,149,437
Administrative expenses	299,195

Total deductions	76,448,632

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	94,879,359

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	664,428,379
End of year	$759,307,738

The accompanying Notes to Financial Statements are an integral part hereof.

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan ("Plan"), originally the Oklahoma Gas and Electric Company Employees' Thrift Plan, was adopted in 1981 and became effective January 1, 1982. By action of OGE Energy Corp.'s Board of Directors taken on July 15, 1998, the Oklahoma Gas and Electric Company Employees' Stock Ownership Plan ("ESOP") and participants' ESOP accounts thereunder were merged into the Plan, effective October 1, 1998. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company ("Fidelity") serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the trust in accordance with the Trust Agreement between OGE Energy Corp. ("Company") and the Trustee. The following description of the Plan describes the terms of the Plan on December 31, 2019, unless otherwise noted, and provides only general information about the Plan's provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
Participation in the Plan is voluntary. The Plan is administered by the Company's Plan Administration Committee, which consists of at least three members appointed by the Company's Benefits Oversight Committee. The Plan Administration Committee is responsible for the general administration of the Plan including, among other things, appointing the Plan administrator, establishing Plan procedures and governmental reporting and disclosures for the Plan. The Investment Committee, appointed by the Company's Board of Directors, is responsible for the appointment and removal of investment managers, overseeing the performance of the Trustee and establishing an investment policy for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Eligibility
Each regular, full-time employee of the Company or a participating affiliate is eligible to participate in the Plan immediately. All other employees of the Company or a participating affiliate are eligible to become participants in the Plan after completing one year of service, as defined in the Plan. The following individuals are not eligible to participate in the Plan: leased employees, individuals classified by the employer as independent contractors and employees covered by a collective bargaining agreement that does not provide for their participation in the Plan.
Participant Contributions
Each pay period, participants may contribute any whole percentage between two percent and 19 percent of their compensation, as defined in the Plan, for that pay period. Participants may change contribution percentages in advance of any pay period. Contributions of the first six percent of compensation (or, in certain cases beginning on or after January 1, 2010, the first five percent of compensation where the Company only matches contributions not in excess of five percent of compensation) are defined in the Plan as "Regular Contributions," and any contributions in excess of Regular Contributions are defined in the Plan as "Supplemental Contributions." Participants may designate, at their discretion, all or any portion of their Regular and Supplemental Contributions to the Plan as: (i) a salary reduction contribution under Section 401(k) of the Internal Revenue Code ("Code"), subject to the limitations thereof; or (ii) a contribution made on a non-Roth after-tax basis. The portion of the participant's contribution that is designated as a salary reduction contribution may be designated as a "Tax-Deferred Contribution," which is not subject to federal income tax until such portion is withdrawn or distributed from the Plan, or effective April 1, 2014, as an after-tax "Roth Contribution," which is subject to federal income tax at the time the employee would have otherwise received the amount in cash but earns income tax-free if certain conditions are met or a combination of these types of contributions.
Participants who have attained age 50 before the close of a calendar year are allowed to make additional contributions, defined in the Plan as "Catch-Up Contributions," for the year in accordance with and subject to the limitations of Section 414(v) of the Code. Catch-Up Contributions may be designated as Tax-Deferred or Roth Contributions. All contributions are subject to certain limitations of the Code.
Participants can direct that their contributions be invested in multiples of one percent in any one or all of the investment options available, including the OGE Energy Corp. Common Stock Fund which invests exclusively in the Company's common stock. Participants may change investment allocations of contributions on any business day. A managed account option is offered under the Plan which provides participants an option, for a fee, to have funds in their account invested by an investment manager among the investment options available under the Plan (excluding the OGE Energy Corp. Common Stock Fund and self-directed brokerage option). Under the managed account option, the amounts invested by an investment manager exclude amounts participants elect to be retained in the OGE Energy Corp. Common Stock Fund. The investment manager appointed for this purpose is Strategic Advisers, Inc., an affiliate of the Trustee. Another option available to participants is Fidelity BrokerageLink®, which is a self-directed brokerage option that allows an electing participant to invest in individual stocks and bonds as well as mutual funds beyond the current Plan investment options. A participant's self-directed brokerage account is adjusted solely to reflect dividends, earnings, losses, gains, expenses and changes attributable to their self-directed brokerage account. Any investments held in a participant's self-directed brokerage account for which the participant does not provide investment direction will be invested in the Fidelity Freedom K® Income Fund until the participant makes a proper direction.
Eligible employees who do not affirmatively elect to either participate or not participate in the Plan are automatically enrolled in the Plan to contribute three percent of their compensation per pay period as a Tax-Deferred Contribution. Enrollment is effective as of the 30th day following the date the eligible employee satisfies the eligibility requirements of the Plan. In the absence of an investment election, the participant's Tax-Deferred Contributions will be invested in the applicable Fidelity Freedom K® Fund based upon the participant's date of birth. If an eligible employee ceases to be eligible by reason of termination of employment or otherwise, the automatic enrollment will not apply to such eligible employee on any subsequent re-employment with the Company or on otherwise again becoming an eligible employee.
A participant may elect, in accordance with the Plan's procedures, to have their rate of Tax-Deferred Contributions automatically increased annually on a date and in an amount as specified by the participant in such election, which amount will be one percent, two percent or three percent of their compensation per pay period. Such election will remain in effect until cancelled by the participant in accordance with the Plan's procedures.
The Plan also allows rollovers from other eligible retirement plans, defined in the Plan as "Rollover Contributions." Participants may invest their Rollover Contributions into the OGE Energy Corp. Common Stock Fund or any of the other investment options available under the Plan.
Employer Contributions
For any employee whose employment or re-employment date occurs on or after December 1, 2009, the Company will contribute 200 percent of the participant's Regular Contributions, up to five percent of compensation. For employees whose employment or re-employment date occurred before December 1, 2009, the Company will contribute, depending on certain elections made by the employees with respect to their participation in the Company's qualified defined benefit retirement plan ("Pension Plan"), the amounts described below.
For participants whose employment or re-employment date occurred before February 1, 2000 and who elected to continue to earn additional benefits under the Pension Plan, the Company contributes to the Plan each pay period an amount equal to 50 percent of the participant's Regular Contributions up to six percent of compensation if the participant has less than 20 years of service, as defined in the Plan, and an amount equal to 75 percent of the participant's Regular Contributions up to six percent of compensation if the participant has 20 or more years of service, as defined in the Plan. If such participants elected to freeze their accruals under the Pension Plan, depending on the freeze options they elected, the Company contributes either 100 percent of the participant's Regular Contributions up to six percent of compensation or 200 percent of the participant's Regular Contributions up to five percent of compensation.
For participants whose employment or re-employment date occurred on or after February 1, 2000 and before December 1, 2009, the Company contributes 100 percent of the participant's Regular Contributions up to six percent of compensation if the participant elected to participate in the Pension Plan or 200 percent of the participant's Regular Contributions up to five percent of compensation if the participant elected not to participate in the Pension Plan.
For purposes of the Company's contributions, "compensation" does not include overtime payments, pay-in-lieu of overtime for exempt personnel, special lump-sum recognition awards and lump-sum merit awards included in compensation for determining the amount of participant contributions. The Company's contributions may be directed to any available investment option in the Plan. In the absence of an investment election, the participant's Company matching contributions will be invested in the applicable Fidelity Freedom K® Fund based upon the participant's date of birth. During 2019, there were no non-cash Company contributions made to the Plan.

Vesting
Participants' Regular Contributions, Supplemental Contributions, Rollover Contributions and Catch-Up Contributions are fully vested and non-forfeitable, as are participants' ESOP contribution accounts. Participants become 20 percent vested in their Company contribution account after two years of service and become fully vested after three years of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company's Pension Plan, in the event of their termination due to death or permanent disability or upon attainment of age 65 while employed by the Company or its affiliates. Participants who die while performing qualified military service will be treated as if they had resumed and then terminated employment on account of death.
Participants' non-vested balances are forfeited upon termination of employment. Such forfeitures can be used to reduce employer contributions or Plan administrative expenses. During 2019, forfeited non-vested participant balances of $166,311 were used to reduce the Company's contributions. At December 31, 2019 and 2018, there were no forfeited and unallocated assets. Forfeitures are reinstated if the participant is re-employed by the Company or an affiliate thereof within five years of the date of termination.
Withdrawals
During employment, participants may not withdraw Tax-Deferred Contributions, Roth Contributions or Catch-Up Contributions and income earned thereon until attainment of age 59½, except in the event of financial hardship where a participant may withdraw the participant's Tax-Deferred Contributions, Roth Contributions and Catch-Up Contributions and except in the event of a "permissible withdrawal" as described below. Withdrawals are made in cash. Participants can generally make one withdrawal per calendar year for no less than either $300 or 100 percent of the participant's after-tax contribution account, whichever is less. Subject to the foregoing, a withdrawal can be comprised of after-tax contributions, vested Company contributions, Catch-Up Contributions and Tax-Deferred Contributions, Roth Contributions and any income earned thereon. Hardship withdrawals must be approved by the Plan Administration Committee. As of the last business day of any quarter, participants may also withdraw in cash or in Company common stock all amounts allocated to their ESOP accounts. Participants may withdraw their Rollover Contributions at any time.
Eligible employees who are automatically enrolled in the Plan may no later than 90 days after the first Tax-Deferred Contribution is deducted from their compensation elect to make a "permissible withdrawal" from the Plan of all of their Tax-Deferred Contributions (and any earnings (or losses) attributable thereto). Any Company matching contributions (as adjusted for earnings (or losses) attributable thereto) that are attributable to amounts distributed to a participant by reason of a permissible withdrawal will be forfeited and be considered a forfeiture as of the date the distribution is made. Also, the participant's automatic enrollment agreement will terminate upon electing to make a permissible withdrawal, and no further Tax-Deferred Contributions will be made on the participant's behalf unless and until the participant makes an election to resume making Tax-Deferred Contributions.
Distributions
Participants may request distribution of their vested accounts upon termination of employment with the Company and its affiliates for any reason. If a participant's vested account balance is less than or equal to $1,000, it will automatically be distributed in a lump-sum payment to the participant as soon as administratively possible following termination. If a participant's vested account balance is greater than $1,000, it may be distributed in a lump-sum payment, installment payments or a combination thereof at the participant's election, and participants who are under age 70½ at termination may defer commencement of their distributions to not later than April 1 of the year after the year in which they reach age 70½.
All distributions are made in cash or in kind as the participant elects. All amounts invested in the OGE Energy Corp. Common Stock Fund, whether purchased with participant or Company contributions, may be paid in cash, in full shares of the Company's common stock with fractional shares being paid in cash or a combination thereof at the participant's election. The Plan implements a dividend pass-through program in which all dividends allocable to shares of the Company common stock in participants' accounts are automatically paid in cash to participants based on the number of shares allocated to their accounts as of the ex-dividend date for such dividend unless otherwise requested. Any dividends not distributed in cash are used to purchase additional shares of the Company's common stock, which are allocated to the respective participants' accounts in the form of additional shares which are fully vested regardless of the participants' years of service. Participants or spouse beneficiaries receiving distributions or withdrawals which are eligible rollover distributions, as defined in the Plan, may elect to make rollovers to an eligible retirement plan provided that such eligible retirement plan accepts direct rollovers. The Plan also allows a non-spouse beneficiary to directly rollover an eligible rollover distribution to an eligible individual retirement account or individual retirement annuity.

Notes Receivable from Participants (Participant Loans)
The maximum amount that a participant may borrow is the lesser of either $50,000 or 50 percent of the participant's vested account balance. No amounts may be borrowed from a participant's ESOP account. A participant may have no more than two loans outstanding at one time. The loans are secured by the participant's vested account balance. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, interest payments on the loan are credited to the participant's account in the Plan. If a participant should terminate employment, the participant may repay the entire loan amount at that time or, if distribution is deferred, may elect to continue repayments by check. If a participant defaults in the payment of principal or interest under the terms of the loan at the time the participant is entitled to a distribution, the participant's account will be offset by the outstanding loan amount. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded. Loans made to participants will be liquidated from a participant's account in accordance with rules established by the Plan Administration Committee.
The interest rate for loans, as established by the Plan Administration Committee, is equal to the "prime rate," as published in the Wall Street Journal on the first business day of the month preceding the date the loan is made, plus one percent. For loans initiated during 2019, the interest rate ranged from 5.75 percent to 6.50 percent. For loans initiated during 2018, the interest rate ranged from 5.50 percent to 6.25 percent. Interest incurred on loans during 2019 was $674,442.
Administrative Expenses
Certain expenses of administering the Plan are expected to be paid by the participants. Participants obtaining a loan are charged $35 to initiate the loan and $15 annually for maintenance. Investment management fees for participants electing to participate in the managed account option are also paid by electing participants. All fees, commissions, charges and penalties incurred by a participant in connection with investments made through Fidelity BrokerageLink® are paid from the electing participant's account. All other administrative expenses of the Plan, including legal, accounting and trustee fees, are paid by the Plan except to the extent paid by the Company.
Investment fees are generally assessed by an investment option and are deducted from the option's investment returns. Any transaction-based fees charged by an investment option will be charged directly by the investment option to applicable participant accounts.
Plan Termination
The Company intends to continue the Plan indefinitely but reserves the right to alter, amend or modify the Plan at any time upon the direction of the Company's Board of Directors or the Company's Benefits Oversight Committee, as provided in the Plan. In addition, the Company's Board of Directors may discontinue contributions to the Plan or terminate the Plan at any time. If the Plan is terminated for any reason, the interests of all affected participants will be fully vested, and the Plan Administration Committee will direct that the participants' account balances be distributed as provided in the Plan. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"). Distributions to participants are recorded when paid.
New Accounting Pronouncements
In July 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2018-09, "Codification Improvements" ("ASU 2018-09"). ASU 2018-09 includes an amendment to a fair value hierarchy disclosure illustrative example within Accounting Standards Codification ("ASC") Topic 962, "Plan Accounting - Defined Contribution Pension Plans," to avoid the interpretation that certain investments, such as the stable value common/collective trust fund, would not have a readily determinable fair value and should always use the net asset value per share practical expedient. Rather, the Plan would need to evaluate whether a readily determinable fair value exists or whether those investments may qualify for the practical expedient to measure at net asset value in accordance with ASC Topic 820, "Fair Value Measurement." ASU 2018-09 is required to be applied on a prospective basis, and the Plan adopted this standard during 2019. The Plan determined that its stable value common/collective trust fund does not qualify for the net asset value per share practical expedient, as the net asset value is a readily determinable fair value and is the basis for current transactions. The Plan's adoption of ASU 2018-09 did not impact the valuation of the stable value common/collective trust fund, and the financial statement disclosure impact can be found in Note 4.
In August 2018, the FASB issued Accounting Standards Update 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"). ASU 2018-13 removes, adds or modifies disclosure requirements that impact all levels of the fair value hierarchy, as well as investments measured using the net asset value practical expedient. ASU 2018-13 is effective for fiscal years beginning after December 2019 and is required to be applied both retrospectively and prospectively, depending on the specific disclosure change. Early adoption is permitted. The Plan does not believe ASU 2018-13 will have a significant impact on the Plan's financial statement disclosures.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investments
The Plan's investments are stated at fair value. Common stocks are of U.S. companies and are valued at published market prices. Mutual funds are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. Self-directed brokerage accounts primarily consist of common stock and interest-bearing cash that is comprised of U.S. dollars. The stable value common/collective trust in which the Plan invests, the Fidelity Managed Income Portfolio II ("MIP"), is valued by the trustee thereof at the net asset value on the last business day of the Plan's year-end as determined by the sponsor of such trust based on the fair value of the underlying assets of the fund. Participant-directed redemptions in the MIP have no restrictions; however, the Plan is required to provide a 12-month redemption notice to liquidate its entire share in the MIP. The primary strategy of the MIP is to seek the preservation of capital as well as provide a competitive level of income over time consistent with the preservation of capital.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

During 2019, the Plan added the Fidelity Management Trust Co. Freedom K® 2065 Fund (Class K6) to ensure an appropriate selection of lifecycle funds for participants. This change did not have an effect on overall investment strategy or risk.
Notes Receivable from Participants (Participant Loans)
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded at December 31, 2019 or 2018.
Share Valuation - OGE Energy Corp. Common Stock Fund
The Plan utilizes the share method of valuation for the OGE Energy Corp. Common Stock Fund. Under the share method of valuation, the price per share of common stock is based on the quoted market value of the Company's common stock. The Company's common stock price is readily available to the participants and is printed in many publications.

3. Amounts Due To Participants

At December 31, 2019 and 2018, there were no participants that had terminated and requested a distribution who had not received payment of the distribution.

4. Fair Value Measurements

The classification of the Plan's fair value measurements requires judgment regarding the degree to which market data are observable or corroborated by observable market data. GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to quoted prices in active markets for identical unrestricted assets or liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels defined in the fair value hierarchy and examples of each are as follows:
Level 1 inputs are unadjusted quoted prices in active markets for identical unrestricted assets or liabilities that are accessible by the Plan at the measurement date. Instruments classified as Level 1 include investments in common stocks, mutual funds, interest-bearing cash and the stable value common/collective trust.
Level 2 inputs are inputs other than quoted prices in active markets included within Level 1 that are either directly or indirectly observable at the reporting date for the asset or liability for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active. The Plan holds no Level 2 investments.
Level 3 inputs are prices or valuation techniques for the asset or liability that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Unobservable inputs reflect the Plan's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). The Plan holds no Level 3 investments.

The following tables summarize the Plan's investments that are measured at fair value on a recurring basis at December 31, 2019 and 2018.

	December 31,
	2019	Level 1
Common stock	$231,796,694	$231,796,694
Mutual funds	450,955,078	450,955,078
Self-directed brokerage account	24,858,550	24,858,550
Interest-bearing cash	298,889	298,889
Stable value common/collective trust	38,984,371	38,984,371
Total investments at fair value	$746,893,582	$746,893,582

	December 31,
	2018	Level 1
Common stock	$214,117,645	$214,117,645
Mutual funds	374,588,965	374,588,965
Self-directed brokerage account	19,568,383	19,568,383
Interest-bearing cash	419,478	419,478
Total	608,694,471	$608,694,471
Stable value common/collective trust measured at net asset value (A)	43,221,801
Total investments at fair value	$651,916,272
(A)Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient prior to the adoption of ASU 2018-09 have not been categorized in the fair value hierarchy tables. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

5. Income Tax Status

The Company received a favorable determination letter dated August 12, 2014, which stated that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. To maintain its qualified status, the Plan is required to operate in conformity with the Code. The Plan's administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. At December 31, 2019, the Plan had no unrecognized tax benefits related to uncertain tax positions. The Plan recognizes interest related to unrecognized tax benefits in interest expense and recognizes penalties in other expense, of which there were none for 2019. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related Party and Party-in-Interest Transactions

Certain Plan investments are in mutual funds, interest-bearing cash and a common/collective trust managed by Fidelity. Fidelity also serves as the Trustee of the Plan; therefore, Plan transactions involving these mutual funds, interest-bearing cash or common/collective trust qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan's assets are invested in the Company's common stock. Because the Company is the Plan sponsor, Plan transactions involving the Company's common stock qualify as party-in-interest transactions. Finally, the engagement of Strategic Advisers, Inc. to provide investment management services under the managed account option and its investment in mutual funds and a common/collective trust managed by Fidelity are party-in-interest transactions under ERISA and the Code because Strategic Advisers, Inc. is an affiliate of the Trustee. All of the foregoing transactions are exempt from the prohibited transaction rules of ERISA and the Code under statutory or governmental agency exemptions.

7. Subsequent Events

The Plan's management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act contains several provisions that immediately and temporarily impact 401(k) plans. In 2020, the Company elected to implement the CARES Act provisions providing a withdrawal option and loan payment deferral option under the Plan for participants impacted by COVID-19.

SUPPLEMENTAL SCHEDULE

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 73-1481638
PLAN NUMBER: 003

DECEMBER 31, 2019

(a)	(b)	(c)	(d)	(e)
	Issuer	Description of Investment	Cost	Current Value
*	OGE Energy Corp.	Common stock, $0.01 par value	**	$231,796,694
	American Beacon	Large Cap Value Fund (Institutional Class), mutual fund	**	11,145,803
	American Funds	EuroPacific Growth Fund (Class R6), mutual fund	**	31,379,785
	Conestoga	Conestoga Small Cap Stock Fund, mutual fund	**	8,373,648
*	Fidelity Mgmt. Trust Co.	Asset Manager 20%, mutual fund	**	5,986,750
*	Fidelity Mgmt. Trust Co.	Asset Manager 50%, mutual fund	**	9,340,285
*	Fidelity Mgmt. Trust Co.	Asset Manager 70%, mutual fund	**	11,871,295
*	Fidelity Mgmt. Trust Co.	Blue Chip Growth Fund (Class K6), mutual fund	**	58,360,273
*	Fidelity Mgmt. Trust Co.	BrokerageLink®, self-directed brokerage account	**	24,858,550
*	Fidelity Mgmt. Trust Co.	Contrafund (Class K6), mutual fund	**	77,374,802
*	Fidelity Mgmt. Trust Co.	Freedom K® Income Fund (Class K6), mutual fund	**	1,733,945
*	Fidelity Mgmt. Trust Co.	Freedom K® 2005 Fund (Class K6), mutual fund	**	162,303
*	Fidelity Mgmt. Trust Co.	Freedom K® 2010 Fund (Class K6), mutual fund	**	818,953
*	Fidelity Mgmt. Trust Co.	Freedom K® 2015 Fund (Class K6), mutual fund	**	1,334,571
*	Fidelity Mgmt. Trust Co.	Freedom K® 2020 Fund (Class K6), mutual fund	**	12,046,301
*	Fidelity Mgmt. Trust Co.	Freedom K® 2025 Fund (Class K6), mutual fund	**	10,719,389
*	Fidelity Mgmt. Trust Co.	Freedom K® 2030 Fund (Class K6), mutual fund	**	14,002,929
*	Fidelity Mgmt. Trust Co.	Freedom K® 2035 Fund (Class K6), mutual fund	**	11,553,675
*	Fidelity Mgmt. Trust Co.	Freedom K® 2040 Fund (Class K6), mutual fund	**	15,661,264
*	Fidelity Mgmt. Trust Co.	Freedom K® 2045 Fund (Class K6), mutual fund	**	10,135,790
*	Fidelity Mgmt. Trust Co.	Freedom K® 2050 Fund (Class K6), mutual fund	**	10,695,458
*	Fidelity Mgmt. Trust Co.	Freedom K® 2055 Fund (Class K6), mutual fund	**	5,719,303
*	Fidelity Mgmt. Trust Co.	Freedom K® 2060 Fund (Class K6), mutual fund	**	1,585,180
*	Fidelity Mgmt. Trust Co.	Freedom K® 2065 Fund (Class K6), mutual fund	**	48,628
*	Fidelity Mgmt. Trust Co.	Low-Priced Stock Fund (Class K), mutual fund	**	10,964,173
*	Fidelity Mgmt. Trust Co.	Managed Income Portfolio II, common/collective trust	**	38,984,371
*	Fidelity Mgmt. Trust Co.	Retirement Money Market, interest-bearing cash	**	298,889
*	Fidelity Mgmt. Trust Co.	Total Market Index Fund, mutual fund	**	19,453,461
*	Fidelity Mgmt. Trust Co.	U.S. Bond Index Fund, mutual fund	**	7,764,834
	Glenmede	Small Cap Equity Portfolio (Institutional Class), mutual fund	**	9,861,636
	T. Rowe Price	Mid Cap Growth Class, mutual fund	**	19,740,883
	TCW	Total Return Fund, mutual fund	**	34,476,061
	Touchstone	Large Cap Fund, mutual fund	**	24,832,831
	Victory	Sycamore Established Value Fund (Class R6), mutual fund	**	13,810,869
*	Participants	Notes receivable from participants, with various maturity dates and interest rates ranging from 4.25% to 10.50%	—	12,412,740
		Total investments and notes receivable from participants		$759,306,322

*	Party-in-interest
**	Investments are participant-directed, thus cost information is not applicable.

EXHIBITS

Exhibit No.	Description
23.01	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 18th day of June 2020.

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP
AND RETIREMENT SAVINGS PLAN

By	/s/ Stephen E. Merrill
Stephen E. Merrill
Chief Financial Officer

By	/s/ Sarah R. Stafford
Sarah R. Stafford
Controller and Chief Accounting Officer

By	/s/ Gena Perry
Gena Perry
Director Total Rewards